SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)*

Protalix BioTherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74365A-10-1

(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
Telephone: (305) 575-6015

(Name, address and telephone number of person authorized to receive notices and communications)

October 7, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74365A-10-1	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	3,076,106 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	3,076,106 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,076,106 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.79%
14	TYPE OF REPORTING PERSON IN

(1)   Consists of 3,076,106 Shares (as defined herein) held of record by Frost Gamma Investments Trust, of which Phillip Frost, M.D. is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership.  The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 74365A-10-1	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	3,076,106
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	3,076,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,076,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.79%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74365A-10-1	13D/A	Page 4 of 6 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Third Amendment”) amends and supplements certain Items of the Schedule 13D filed by Phillip Frost, M.D., an individual (“Dr. Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”, collectively with Dr. Frost, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on December 9, 2005, as amended by Amendment No. 1 filed on January 16, 2007 and by amendment No. 2 filed on  September 25, 2009  (together, the “Original Schedule 13D”) with respect to the Common Stock, $0.001 par value (the “Shares”), of Protalix BioTherapeutics, Inc., a Florida corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

(a) and (b) The Reporting Persons may be deemed to beneficially own Shares as follows:

Name	Number of Common Shares	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
Phillip Frost, M.D.	3,076,106(1)	Shared(2)	Shared(2)	3.79%(3)
Frost Gamma Investments Trust	3,076,106	Shared(2)	Shared(2)	3.79%(3)

(1)  All of these 3,076,106 Shares are held of record by the Gamma Trust.
(2)  Dr. Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership.  The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(3)  The percentage of beneficial ownership is based upon 81,211,718 Shares outstanding as of November 1, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

(c)  During the past sixty days, the Gamma Trust gifted 800,000 shares to a charitable organization and sold an aggregate of 1,738,787 Shares in the open market transactions listed in the table below. Additionally, on December 30, 2010, Gamma Trust purchased 800 Shares in an open market transaction at a price of $ 9.98 per share.

Date	Number of Shares Sold	Weighted Average Price Per Share	Range of Prices (1)
November 29, 2010	100,000	$8.9260	$8.8 To $ 8.9873
November 30, 2010	167,987	$8.7476	$8.69 To $8.82
December 1, 2010	50,000	$8.7869	$8.74 To $8.83
December 2, 2010	50,000	$8.7386	$8.65 To $8.86
December 3, 2010	20,000	$8.7573	$8.68 To $8.8433
December 6, 2010	50,000	$8.8330	$8.7808 To $8.88
December 7, 2010	25,000	$8.6690	$8.62 To $8.75
December 10, 2010	100,000	$8.9442	$8.91 To $ 9
December 13, 2010	200,000	$9.1532	$9.0457 To $9.26
December 14, 2010	100,000	$9.0790	$8.975 To $9.25
December 15, 2010	100,000	$9.3889	$9.33 To $9.44
December 17, 2010	125,000	$9.3385	$9.2663 To $9.4
December 20, 2010	100,000	$9.4925	$9.4754 To $9.52
January 4, 2011	75,800	$10.25766	$10.10 To $10.54
January 5, 2011	75,000	$10.1339	$10.10 To $10.17
January 6, 2011	100,000	$10.3404	$10.2948 To $10.44
January 7, 2011	100,000	$10.3162	$10.23 To $10.42
January 10, 2011	100,000	$9.707	$9.6034 To $9.8732
January 11, 2011	100,000	$10.0299	$9.9942 To $10.09

(1)	The Reporting Persons undertake to provide upon request by the Staff of the Division of Corporation Finance of the SEC full information regarding the number of shares sold at each separate price.

CUSIP No. 74365A-10-1	13D/A	Page 5 of 6 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock of the Issuer on January 10, 2011.

CUSIP No. 74365A-10-1	13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2011	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

Dated: January 18, 2011	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee